SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

VENTURE LENDING & LEASING V, INC.

(Exact name of registrant as specified in charter)

MARYLAND	14-1974295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2010 NORTH FIRST STREET, SUITE 310, SAN JOSE, CA	95131
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(408) 436-8577

Securities to be registered pursuant to 12(b) of the Act:

NONE

Securities to be registered pursuant to 12(g) of the Act:

   Common Stock, $.001 Par Value

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  BUSINESS

(a)  General Development of Business.

GENERAL.  Venture Lending & Leasing V, Inc. (“Fund”), a Maryland corporation, is a newly organized, non-diversified, closed-end management investment company electing status as a business development company (a “BDC”) under the Investment Company Act of 1940 (the “1940 Act”).  The Fund’s investment objective is to achieve a high total return.  The Fund will primarily provide secured debt financing to carefully selected venture capital-backed companies.  Secondarily, the Fund may provide debt financing to public and late-stage private companies.  In most cases, the Fund will receive warrants to acquire equity securities of the companies in which the Fund invests in connection with the Fund’s loans.  Westech Investment Advisors, Inc. (“Westech Advisors” or the “Investment Manager”) will serve as the Fund’s Investment Manager.  See Items 5 and 7 for the information about the Investment Manager.  The Fund was incorporated on August 18, 2006.  The Fund has not yet commenced operations and is registering its shares of Common Stock, $.001 par value (the “Shares”), pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Act” or the “1934 Act”), in compliance with the requirement of Section 54(a)(2) of the 1940 Act.  Its principal office is located at 2010 North First Street, Suite 310, San Jose, California 95131 and its telephone number is (408) 436-8577.

OWNERSHIP OF THE FUND.  Initially, the Fund will be owned entirely by Venture Lending & Leasing V, LLC, a Delaware limited liability company (the “Company”), to which the Fund will sell 100,000 Shares (“Initial Shares”), at a price of $0.25 per Share in an offering exempt from the registration requirements of the Securities Act of 1933 (“1933 Act”) pursuant to Section 4(2) and Regulation D (“Regulation D”) thereof.  The Company will offer and sell membership interests (the “Interests”) to investors (the “Members”) in an offering exempt from the registration requirements of the 1933 Act pursuant to Regulation D, and will sell its Interests in that offering solely to persons that are both “accredited investors”, as that term is defined in Regulation D, and “qualified purchasers” within the meaning of the 1940 Act.  To the extent called for by the Fund, the Company, subject to its approval of the need for such funds, may make further contributions to the capital (“LLC Contributions”) of the Fund to the extent of the Members’ capital commitment to the Company (“Committed Equity Capital”).  The Company intends to seek $250 million in such capital commitments, but may accept up to $300 million.

USE OF PROCEEDS.  The Fund intends to apply the net proceeds from its initial sale of Shares and the LLC Contributions primarily to provide debt financing in the form of secured loans to carefully selected venture-capital backed companies, and secondarily to public and late-stage private companies.  To a lesser extent, the Fund may use net proceeds to make equity investments in Eligible Portfolio Companies (as defined below) and other companies, in furtherance of its investment objective and policies.

(b)  Financial Information About Industry Segments.

Not applicable; the Fund has not commenced business and has no reserves.

(c)  Narrative Description of Business.

Investment Program

GENERAL.  The Fund’s investment objective is to achieve a high total return.  There can be no assurance that the Fund will attain its investment objective.  The Fund primarily will provide financing to carefully selected venture capital-backed companies; such financing will be in the form of secured loans.  Secondarily, up to 20% of the aggregate cost of all investments of the Fund determined over the life of the Fund may be used for special situation investments, which are expected to consist principally of convertible and subordinated debt financing to public and late-stage private companies.  In most cases, the Fund will receive warrants to acquire equity securities in connection with its venture loans.  The Fund also may directly purchase equity securities of venture-backed companies (including equity securities of companies whose loans are held by the Fund).  Such purchases will not exceed 10% of the aggregate cost of all investments of the Fund determined over the life of the Fund.  The Fund will make available significant managerial assistance through its officers to certain companies whose securities are held in the Fund’s portfolio, as described under “Regulation.”

As a BDC, the Fund must invest at least 70% of its total assets in qualifying assets (“Qualifying Assets”) consisting of (a) interests in “eligible portfolio companies” as defined in the 1940 Act (“Eligible Portfolio Companies”) and (b) certain other assets including cash and cash equivalents.  An Eligible Portfolio Company is a United States company that is not an investment company and that (i) does not have a class of securities registered on an exchange or included in the Federal Reserve Board’s over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the United States Securities and Exchange Commission (the “SEC”).  The Fund may invest up to 30% of its total assets in non-Qualifying Assets, including interests in companies that are not Eligible Portfolio Companies (for example, because the company’s securities are quoted on the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”)) and Eligible Portfolio Companies as to which the Fund does not offer to make available significant managerial assistance.

VENTURE LOANS.  Venture loans generally will be made pursuant to a negotiated loan agreement, and be evidenced by promissory notes secured by specific equipment or other assets of the borrower financed with the proceeds of such loans, or secured by a broader lien on substantially all of the borrower’s assets where the purpose of the loan is to provide growth or general working capital to the borrower.  The loans typically are secured by a first-position lien on such assets.  The Fund will receive periodic payments (usually monthly) of interest and principal, and may receive a final payment in the nature of additional, deferred interest in an amount equal to a percentage of the original loan amount, payable at maturity of the loan (whether as stated or accelerated).  The interest rate and amortization terms of venture loans and all other transaction terms will be individually negotiated between the Fund and each borrower.

The documentation for venture loans will include representations, warranties, covenants and events of default intended to protect the Fund and which are customary for commercial transactions of this type and size.  Typical material terms include restrictions on additional debt, covenants to maintain the collateral and keep it adequately insured and free of liens, prohibitions against sale or other disposition of the assets except under specified conditions, and acceleration provisions making the remaining outstanding amounts under the loan immediately due and payable and giving rise to a right to take possession of the collateral upon certain events of default, including failure to make required payments, insolvency, and failure to comply with covenants.  There can be no assurance that the value of the collateral at the time of default will be at least equal to the outstanding amount due under the loan.

Typically, loans will be structured as commitments by the Fund to provide financing, in one or more advances over a specified period of availability, determined during the underwriting process.  The commitment of the Fund to finance future asset acquisitions or growth capital needs is typically subject to the absence of any default under the loan and compliance by the borrower with requirements relating to, among other things, the type of assets to be acquired.  Although the Fund’s commitment generally will provide that the Fund is not required to continue to fund additional asset purchases or growth capital if there is a material adverse change in the borrower’s financial condition, it is possible that a borrower’s financial condition will not be as strong at the time a loan is funded as it was when the related commitment was made.

WARRANTS.  In most cases, the Fund will acquire warrants to purchase equity securities of the borrower in connection with financings.  It is anticipated that such warrants, generally, will be distributed by the Fund to the Company shortly following their acquisition.  The terms of the warrants, including the expiration date, exercise price and terms of the equity security for which the warrant may be exercised, will be negotiated individually with each borrower, and will likely be affected by the price and terms of securities issued by the company to its venture capitalists and other holders in equity financings close in time to the Fund’s making of the loan commitment.  Based upon the Investment Manager’s past experience, it is anticipated that most warrants will be exercisable for a term of five to ten years, and will have an exercise price based upon the price at which the borrower most recently issued equity securities or, if a new equity offering is anticipated, the future price of such equity securities (and sometimes a “blended price”).  The equity securities for which the warrant will be exercised generally will be convertible preferred stock (of which there may be one or more classes) or common stock.  Substantially all the warrants and underlying equity securities will be restricted securities under the 1933 Act at the time of issuance; the Fund generally negotiates registration rights with the borrower that may provide “piggyback” and S-3 registration rights, which permit the owner of the warrant under certain circumstances to include some or all of the securities that will be acquired upon exercise of the warrant in a registration statement filed by the borrower.  The Fund generally will negotiate “net issuance” provisions in the warrants, which allow the owner of the warrant to exercise the warrant without payment of any cash, and thereby receive a net amount of shares determined by the increase in the value of the issuer’s stock (at the time of exercise) above the exercise price stated in the warrant.

EQUITY SECURITIES.  The Fund also may make direct investments in equity securities having an aggregate cost of up to 10% of the aggregate cost of all investments of the Fund and the Company determined over the life of the Fund and the Company.  The Investment Manager will seek to make at least 80% of these investments (based on cost) in companies in which a professionally managed venture capital fund is the lead investor, with up to 20% (based on cost) in seed-stage companies or other early stage transactions where the Investment Manager may take a more active role, including a board of directors’ position.  Such direct investments generally will be in equity securities of borrowers in the Fund’s portfolio, although equity securities of other companies could also be purchased.  It is anticipated that the Fund would not make loans to companies in which the Fund has made a direct equity investment until such time as a professionally managed venture capital firm has made an investment as a lead and the Investment Manager is no longer in an active role.  The Investment Manager expects that the equity securities generally will be convertible preferred stock, though it is possible the Fund would invest directly in common stock of venture capital-backed companies.  The Investment Manager also expects the transfer restrictions and registration and other rights with respect to direct equity investments will be substantially the same as those applicable to the equity securities underlying the warrants which the Fund will receive in connection with its loans.  It is likely that, as in the case of warrants, direct equity investments generally will be distributed by the Fund to the Company shortly following their acquisition, although, in this case, as a result of U.S. federal income tax and 1940 Act requirements, the equity investments may be held by the Fund for a longer period of time prior to their distribution to the Company.

Investment Policies

For purposes of these investment policies and unless otherwise specified, references to the percentage of the Fund’s total assets “invested” in securities of a company will be deemed to refer, in the case of financings in which the Fund commits to provide financing prior to funding the commitment, to the amount of the Fund’s total assets represented by the value of the maximum amount of securities to be issued by the borrower to the Fund pursuant to such commitment; the Fund will not be required to divest securities in its portfolio or decline to fund an existing commitment because of a subsequent change in the value of securities the Fund has previously acquired or committed to purchase.

DIVERSIFICATION STANDARDS.  The Fund will be classified as a “non-diversified” closed-end investment company under the 1940 Act.  Until the Fund qualifies as a regulated investment company (“RIC”), it will not be subject to the diversification requirements applicable to RICs under the Internal Revenue Code.  Commencing with the first capital call, the Investment Manager will seek to increase the diversification of the Fund’s portfolio so as to make it possible to meet the RIC diversification requirements, as described below.  There can be no assurance, however, that the Fund will be able to meet those requirements.

To qualify as a RIC, the Fund must meet the issuer diversification standards under the Internal Revenue Code that require that, at the close of each quarter of the Fund’s taxable year, (i) not more than 25% of the value of its total assets is invested in the securities of a single issuer, and (ii) at least 50% of the value of its total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the value of the Fund’s total assets is invested in the securities of a single issuer and the Fund does not own more than 10% of the outstanding voting securities of a single issuer).

INDUSTRY SEGMENT CONCENTRATION.  The Fund will invest no more than 30% of its total assets in securities of companies in any single industry segment.  The broad industry categories in which the Fund anticipates that most of its investments will fall (and within each of which there may be several “segments” for purposes of the industry diversification policy) include computer and semiconductor-related, medical/biotechnology, software and communications.

INVESTMENT GUIDELINES.  In selecting investments for the Fund’s portfolio, the Investment Manager will endeavor to meet the investment guidelines as established by the Fund’s board of directors.  The Fund may, however, make investments that do not conform to one or more of these guidelines when deemed appropriate by the Investment Manager.  Such investments might be made if the Investment Manager believes that a failure to conform in one area is offset by exceptional strength in another or is compensated for by a higher yield, favorable warrant issuance or other attractive transaction terms or features.

STAGE OF DEVELOPMENT GUIDELINES.  The Investment Manager will seek to diversify the Fund’s portfolio based on the development stage of the companies in which it invests.  The Investment Manager will seek to invest the Fund’s assets in securities of companies that, in its opinion, are in the start-up, emerging growth or mezzanine stages of development, except that the Investment Manager may invest up to 5% of the Fund’s total assets in securities of companies that, in its opinion, are in the seed capital stage.  The Fund would invest in seed capital stage companies for strategic purposes, with the goal of making additional, larger investments if the company succeeds.  For purposes of these investment guidelines, the stages of development are defined as follows:

•

Seed capital companies represent the earliest stage of development.  These companies have raised relatively modest equity capital to prove a concept and qualify for start-up capital.

Their activities generally are limited to product development, scientific and market research, recruiting a management team and developing a business plan.  These companies likely do not have financial support from either venture capitalists or large companies making strategic investments.

•

Start-up stage companies are completing or have recently completed product development and initial marketing, but have not sold their products commercially.  Generally such firms have made market studies, assembled key management, developed a business plan and are ready to commence operations.

•

Emerging growth stage companies have initiated or are about to initiate full-scale operations and sales, but may not be showing a profit.

•

Mezzanine stage companies are approaching or have attained break even or profitability and are continuing to expand.  An acquisition or initial public offering may be imminent.

Classification of a company by stage of development necessarily involves a subjective judgment by the Investment Manager, and it is possible that other investors or market analysts would classify a company differently than the classification used by the Fund.

QUALITY GUIDELINES.  The Investment Manager will seek to invest at least 65% of the Fund’s aggregate investments (determined over the life of the Fund) that meet the following criteria:

Company Criteria

•

The company has a minimum capitalization of at least $1 million.

•

The company has at least nine months’ available cash to fund its operations (excluding the cost of the financing to be provided by the Fund) or indications from its equity investors that they will make investments necessary to provide such cash.

•

At least two venture capital investors have indicated a current intention to make additional equity financing available to the company, or the company has a forecasted positive cash flow.

•

The company’s business plan contemplates sales of at least $25 million within five years.

•

The company has or will consummate equity venture capital financing prior to funding the loan.

Transaction Criteria for Loans

•

The term of the loan does not exceed 60 months, and does not extend beyond December 31, 2015.

•

Debt service requirements of the loan are, in the opinion of the Investment Manager, not likely to become an impediment to the company raising additional capital.

•

At least 75% of the assets to be financed are, in the opinion of the Investment Manager, critical to the company’s day-to-day operations or the loan is secured by substantially all of the assets of the borrower.

Equity Venture Capital Support Criteria

•

At least two of the company’s equity venture capital investors (including the lead investor) have (i) in the opinion of the Investment Manager, significant venture capital industry experience and (ii) at least $50 million under management.

SPECIAL SITUATIONS.  The Investment Manager may invest up to 20% of the Fund’s aggregate investments determined over the life of the Fund in special situation investments.  Such special situations could include investments targeted towards late-stage or public companies seeking additional growth capital to expand product offerings, increase market penetration or fund strategic acquisitions of other companies or technology.  The Investment Manager will target companies whose cash flow from operations and cash reserves are expected to service the Fund’s investment on a current basis.  Investments may be structured as senior debt, convertible debt, or other debt/equity structures.  In addition, special situations could include investments in a “troubled” company undergoing a restructuring or recapitalization of its existing debt or equity, and making investments in subordinated debt, providing bridge financing to a company which is in the process of raising additional private equity, planning an initial public offering or is seeking to enter into a business combination through which it would be acquired.

INTERNATIONAL INVESTMENTS.  As a BDC, the Fund may invest no more than 30% of its total assets in companies which are not “Eligible Portfolio Companies.”  An “Eligible Portfolio Company” must be organized under the laws of, and have its principal place of business in, the United States.  Therefore, the Fund could invest up to, but no more than, 30% of its total assets in foreign based companies.  If reasonably practicable, investments in foreign based companies would be secured by foreign based assets in addition to being secured by any assets located in the United States.

LEVERAGE. The Fund intends to borrow money from and issue debt securities to banks, insurance companies and other lenders to obtain additional funds to originate loans (and possibly for special situation investments).  Under the 1940 Act, the Fund may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have “Asset Coverage” of at least 200%.  “Asset Coverage” means the ratio which the value of the Fund’s total assets, less all liabilities not represented by (i) the borrowings and (ii) any other liabilities constituting “senior securities” under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities.  The practical effect of this limitation is to limit the Fund’s borrowings and other senior securities to 50% of its total assets less its liabilities other than the borrowings and other senior securities.  The 1940 Act also requires that, if the Fund borrows money, provision be made to prohibit the declaration of any dividend or other distribution on the Shares (other than a dividend payable in Shares), or the repurchase by the Fund of Shares, if, after payment of such dividend or repurchase of Shares, the Asset Coverage of such borrowings would be below 200%.  If the Fund is unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, it might not be able to qualify for the pass-through status as a RIC or, if qualified, to continue to so qualify.

The use of leverage increases investment risk.  Lenders will most likely require that the Fund pledge portfolio assets as collateral for loans, and may require that the Company provide guarantees or other credit enhancement. If the Fund is unable to service the borrowings, the Fund may risk the loss of such pledged assets.  Lenders will likely require that the Fund agree to loan covenants limiting the Fund’s ability to incur additional debt or otherwise limiting the Fund’s flexibility, and loan agreements may provide for acceleration of the maturity of the indebtedness if certain financial tests are not met.  To minimize risks associated with borrowing money at variable rates, while the Fund lends money at fixed rates, the Fund may (or may be required by its lenders to) enter into interest rate hedging transactions with respect to all or any portion of the Fund’s borrowings.  There can be no assurance that such interest rate hedging transactions will be available in forms acceptable to the Fund.  In addition, entering into interest rate hedging transactions raises costs to the Fund.

TEMPORARY INVESTMENTS.  Pending investment, and until distributions to the shareholders are made, the Fund and the Company will invest excess cash in: (i) time deposits, certificates of deposit and similar instruments of highly-rated banks; (ii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (iii) repurchase agreements that are: (a) issued by highly-rated banks or securities dealers; and (b) fully collateralized by U.S. government securities; (iv) short-term high-quality debt instruments of U.S. corporations; and (v) pooled investment funds whose investments are restricted to those described above.  The average maturity of such investments, weighted by their par value, will not exceed 90 days.  Pooled funds that seek to maintain a constant net asset value will be considered to have a maturity of one day for the purpose of calculating weighted average maturity.

OTHER INVESTMENT POLICIES.  The Fund will not sell securities short (except to the extent the Fund has a warrant for, or owns, shares equal to the number of shares which is the subject of the proposed short sale), purchase securities on margin (except to the extent the Fund’s permitted borrowings are deemed to constitute margin purchases), write puts or calls, purchase or sell commodities or commodity contracts (except interest rate hedging transactions in connection with the Fund’s permitted borrowings), or purchase or sell real estate.  Options, however, may be acquired as a hedge for equity investments.  The Fund will not underwrite the securities of other companies, except to the extent it may be deemed an underwriter upon the disposition of restricted securities acquired in the ordinary course of its business.  The Fund may, however, use borrowed funds for its lending activities.

The Fund’s investment objectives, investment policies and investment guidelines (other than its status as a BDC) are not fundamental policies and may be changed by the Fund’s board of directors at any time.

Regulation

After filing an election to be treated as a BDC, a company may not withdraw its election without first obtaining the approval of holders of a majority of its outstanding voting securities (as defined under the 1940 Act).  The following is a brief description of the 1940 Act and is qualified in its entirety by reference to the full text of the 1940 Act and the rules thereunder.

Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to Eligible Portfolio Companies.  More specifically, in order to qualify as a BDC, a company must (i) be a domestic company; (ii) have registered a class of its securities, or have filed a registration statement, with the SEC pursuant to Section 12 of the 1934 Act; (iii) operate for the purpose of investing in the securities of certain types of Eligible Portfolio Companies; (iv) offer to extend significant managerial assistance to such Eligible Portfolio Companies; (v) have a majority of disinterested directors; and (vi) file (or under certain circumstances, intend to file) a proper notice of election with the SEC.  The National Securities Markets Improvement Act of 1996 relaxed the requirement set forth in clause (iv), above, in certain respects; in this regard, a BDC is not required to offer significant managerial assistance to an issuer (x) which has total assets of not more than $4 million and capital and surplus of not less than $2 million or (y) with respect to any other issuer that meets such criteria as the SEC otherwise may provide.

“Making available significant managerial assistance” is defined under the 1940 Act, in relevant part, as: (i) an arrangement whereby the BDC, through its officers, directors, employees or general partners, offers to provide and, if accepted, does provide, significant guidance and counsel concerning the management, operations or business objectives of a portfolio company; or (ii) the exercise by a BDC of a controlling influence over the management or polices of the portfolio company by the BDC acting individually or as part of a group acting together which controls the portfolio company.  The officers of the Fund, on behalf of the Fund, and the officers of the Investment Manager, on behalf of the Company, intend to offer to provide managerial assistance, including advice on equipment acquisition and financing, cash flow and expense management, general financing opportunities, acquisition opportunities and opportunities to access the public securities markets, to the great majority of companies to whom the Fund provides venture loans.  The right to offer such assistance will typically be provided in the negotiated documents for the loan transactions.  In some instances, officers of the Fund might serve on the board of directors of borrowers or of companies in which it makes an equity investment.

An “Eligible Portfolio Company” is a United States company that is not an investment company and that either: (i) does not have a class of securities registered on an exchange or included in the Federal Reserve Board’s over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the SEC.  Control under the 1940 Act is presumed to exist where a BDC owns more than 25% of the outstanding voting securities of the eligible portfolio company.

The 1940 Act prohibits or restricts BDCs from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms, and investment companies.  Moreover, the 1940 Act limits the type of assets that BDCs may acquire to certain prescribed “Qualifying Assets” and certain assets necessary for its operations (such as office furniture, equipment, and facilities) if, at the time of acquisition, less than 70% of the value of BDCs assets consist of Qualifying Assets.  Qualifying Assets include:  (i) privately acquired securities of companies that were Eligible Portfolio Companies at the time such BDC acquired their securities; (ii) securities of bankrupt or insolvent companies; (iii) securities of Eligible Portfolio Companies controlled by a BDC; (iv) securities received in exchange for or distributed with respect to any of the foregoing; and (v) cash items, government securities and high-quality short-term debt.  The 1940 Act also places restrictions on the nature of transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered Qualifying Assets.  Such restrictions include limiting purchases to transactions not involving a public offering and the requirement that securities be acquired directly from either the Eligible Portfolio Company or its officers, directors or affiliates.

The Fund, as a BDC, may sell its securities at a price that is below its net asset value per share provided a majority of the Fund’s disinterested directors determines that such sale would be in the best interests of the Fund and its shareholders and upon the approval by the holders of a majority of its outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, of such policy or practice within one year of such sale.  A majority of the disinterested directors also must determine in good faith, in consultation with the underwriters of the offering if the offering is underwritten, that the price of the securities being sold is not less than a price which closely approximates market value of the securities, less any distribution discounts or commissions.  As defined in the 1940 Act, the term “majority of the outstanding voting securities” of the Fund means the vote of (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (ii) more than 50% of outstanding shares, whichever is less.

Many of the transactions involving a company and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the SEC under the 1940 Act (prior to its amendment in 1980) are permissible for BDCs, including the Fund, upon the prior approval of a majority of the Fund’s disinterested directors and a majority of the directors having no financial interest in the transactions.  Some transactions, however, involving certain persons related to the Fund, including its directors, officers, the Investment Manager and the Company, may still require the prior approval of the SEC.  In general: (i) any person who owns, controls, or holds power to vote more than 5% of the Fund’s outstanding shares; (ii) any director, executive officer, or general partner of a person described in clause (i); and (iii) any person who directly or indirectly controls, is controlled by, or is under common control with, a person described in clause (i), must obtain the prior approval of a majority of the Fund’s disinterested directors, and, in some situations, the prior approval of the SEC, before engaging in certain transactions with the Fund or any company controlled by the Fund.  The 1940 Act generally does not restrict transactions between the Fund and its Eligible Portfolio Companies.  While a BDC may change the nature of its business so as to cease being a BDC (and in connection therewith withdraw its election to be treated as a BDC) only if authorized to do so by a majority vote (as defined by the 1940 Act) of its outstanding voting securities, shareholder approval of changes in other fundamental investment policies of a BDC is not required (in contrast to the general 1940 Act requirement, which requires shareholder approval for a change in any fundamental investment policy).

Taxation

The following is a general summary of certain of the United States federal income tax laws relating to the Fund.  This discussion is based on the Internal Revenue Code, the Treasury Regulations thereunder (“Regulations”), published rulings, procedures and announcements and court decisions as of the date hereof.  The tax law, as well as the implementation thereof, is subject to prospective and retroactive change, and any such change might interfere with the Fund’s ability to qualify as a RIC or, if the Fund so qualifies, to maintain such qualification.  This discussion does not purport to deal with all of the United States federal income tax consequences applicable to the Fund or to all categories of investors, some of whom may be subject to special rules.  In addition, it does not address state, local, foreign or other taxes to which the Fund or its investors may be subject, or any proposed changes in applicable tax laws.  Investors should consult their tax advisers with respect to an investment in Fund Shares.

TAXATION OF THE FUND AS AN ORDINARY CORPORATION

It is anticipated that, commencing with the second year of its investment operations, the Fund will seek to meet the requirements, including diversification requirements, to qualify for the special pass-through status available to RICs under the Internal Revenue Code, and thus to be relieved of federal income tax on that part of its net investment income and realized capital gains that it distributes to shareholders.  Unless and until the Fund meets these requirements, it will be taxed as an ordinary corporation on its taxable income for that year (even if that income is distributed to the shareholders) and all distributions out of its earnings and profits will be taxable to shareholders as dividends; thus, such income will be subject to a double layer of tax (although corporate shareholders may be entitled to a dividends-received deduction).  There is no assurance that the Fund will meet the requirements to qualify as a RIC.

TAXATION OF THE FUND AS A RIC

Consequences of Converting From an Ordinary Corporation to a RIC.  In order to qualify as a RIC, the Fund must, at the end of the first year in which it so qualifies, have no accumulated earnings and profits from years in which it was not taxed as a RIC.  To meet this requirement, the Fund must, before the end of the first year in which it qualifies as a RIC, distribute as dividends all of its accumulated earnings and profits.  In addition to the foregoing, pursuant to the Regulations, the Fund must either (i) recognize gain on the disposition of any asset during the ten year period (the “Recognition Period”) beginning on the first day of the first taxable year for which the Fund qualifies for pass-through status as a RIC that is held by the Fund as of the beginning of such Recognition Period, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Fund’s adjusted tax basis in such asset as of the beginning of such Recognition Period (such excess, hereinafter, “built-in gain”), taxable at the highest regular corporate rates or (ii) elect to immediately recognize and pay tax on any such built-in gain with respect to any of its portfolio holdings and, as described above, distribute the earnings and profits from such deemed sales.  As a RIC, the Fund generally would not be able to use any net operating loss carryforwards relating to periods prior to the first year in which the Fund qualifies as a RIC.

RIC Qualification Requirements.  In order to qualify as a RIC under Subchapter M of the Internal Revenue Code, the Fund must, among other things, (1) derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Internal Revenue Code), (2) diversify its holdings so that, at the end of each quarter of each taxable year: (a) at least 50% of the value of the Fund’s total assets is represented by (i) cash and cash items, U.S. government securities, and securities of other RICs, and (ii) other securities, with such other securities limited, in respect to any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in (i) the securities (other than U.S. government securities and securities of other RICs) of any one issuer, (ii) the securities (other than securities of other RICs) of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (iii) the securities of one or more qualified publicly traded partnerships, and (3) file an election to be a RIC.

If the Fund qualifies as a RIC and properly distributes to its shareholders each taxable year an amount equal to or exceeding the sum of (1) 90% of its “investment company taxable income” as that term is defined in the Internal Revenue Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (2) 90% of the excess of its gross tax-exempt interest, if any, over certain disallowed deductions, the Fund generally will not be subject to U.S. federal income tax on any income of the fund, including “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), distributed to its shareholders. However, if the Fund meets such distribution requirements and, thus, is eligible for pass-through status, but chooses to retain some portion of its investment company taxable income or net capital gain, it generally will be subject to U.S. federal income tax at regular corporate income tax rates on the amount retained.  A distribution of warrants or equity investments to its shareholders will be treated as a sale by the Fund of such assets with the excess of the fair market value of those assets over their tax basis being the amount of the income or gain to the Fund arising from the distribution.

If, after initially qualifying as a RIC, the Fund fails to qualify as a RIC that is eligible for pass-through status for any taxable year, it will be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the fund to tax at the corporate level and to a further tax at the shareholder level when such income is distributed.  In such a case, there may be substantial tax and other costs associated with re-qualifying as a RIC.

The Fund will be subject to a nondeductible 4% excise tax (“Excise Tax”) to the extent it fails to distribute by the end of any calendar year at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus certain other undistributed amounts.  For these purposes, any taxable income retained by the Fund, and on which it pays federal income tax, will be treated as having been distributed.

The Fund currently intends to distribute in each year for which it qualifies as a RIC substantially all of its net investment income and capital gain net income so as not to be subject to either federal income tax or Excise Tax.

Effect of Certain Investments and Investment Practices.  The Fund’s activities generally will be unlike the typical activities engaged in by most investment companies that seek to qualify as RICs for federal income tax purposes.  Certain aspects of these activities may at times make it more difficult for the Fund to satisfy the requirements for qualifying as a RIC than is the case for other investment companies.  For example, because the timing of borrowings under the Fund’s loan commitments will be primarily controlled by the borrower, it is possible that, due to borrowings being made under some commitments at a faster pace than others, the Fund might experience difficulty in meeting the diversification requirement as of the close of a quarter of a taxable year.  This difficulty might be exacerbated during the early period of the Fund’s existence, when the Fund will have outstanding financing commitments and loans funded thereunder to fewer borrowers than will be the case for later periods.  If the Fund does not meet the diversification requirement as of the close of any such quarter by reason of a discrepancy existing immediately after the acquisition of any security or other property which is wholly or partly the result of such acquisition during such quarter, it generally will not lose its status as a RIC for such quarter if such discrepancy is eliminated within 30 days after the close of such quarter and in such cases it shall be considered to have met such requirements at the close of such quarter.  There can be no assurance, however, that the Fund will be able to eliminate a discrepancy within the 30 day period.

To the extent that the terms of venture loans provide for the receipt by the Fund of additional interest at the end of the loan term (known as residual income), the Fund would be required to accrue such residual income over the life of the loan, and to include such accrued income in its gross income for each taxable year even if it receives no portion of such residual income in that year.  Thus, in order to meet the distribution requirement and avoid payment of income taxes or the Excise Tax on undistributed income, the Fund may be required in a particular year to distribute as a dividend an amount in excess of the total amount of income it actually receives.  Those distributions will be made from the Fund’s cash assets, from amounts received through amortization of loans or from borrowed funds.

TAXATION OF THE FUND’S SHAREHOLDERS IF THE FUND QUALIFIES AS A RIC

General.  Generally, dividends paid to shareholders that are attributable to the Fund’s net investment income (which, for this purpose, includes net short-term capital gains) will be taxable to shareholders (and, therefore, the Members) as ordinary income.  Since the Fund’s income is expected to be derived primarily from sources that do not pay “qualified dividend income,” such dividends generally will not qualify for the maximum 15% federal income tax rate available to individuals on qualified dividend income.  Capital gain distributions are taxable to Members as long-term capital gains regardless of how long the shareholder has held its Shares or the Member has held its Interests.  It is not anticipated that a significant portion of the Fund’s dividends will qualify for the dividends-received deduction for corporate Members in respect of their distributive shares of Fund dividends.

Distributions are generally includible in the income of the shareholders at the time the distribution is received.  Any distribution, however, declared by the Fund as of a record date in October, November or December, and paid to the shareholders the following January, is deemed to have been paid by the Fund and received by the shareholders (and, therefore, the Company) on December 31 of the year declared for both federal income and Excise Tax purposes.  This will prevent the application of the Excise Tax to the Fund as a result of the delay in the payment of the dividends.

If, for any calendar year, the Fund’s total distributions exceed its current and accumulated earnings and profits, the excess will generally be considered a tax-free return of capital to the shareholders (and, therefore, the Company) to the extent of each shareholder’s adjusted basis in its shares and then as capital gain.  The amount treated as tax-free return of capital will reduce the adjusted tax basis of the shareholders’ Shares, thereby increasing the potential gain or reducing the potential loss on the sale of the Shares.

In general, upon the sale or other disposition of Shares, the seller will recognize a gain or loss equal to the difference between the amount realized on the sale and the seller’s adjusted basis in the shares.  Any loss on the sale recognized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical Shares within a period beginning 30 days before the disposition and ending 30 days after the disposition.  In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.  Gain or loss realized upon a sale of Shares generally will be treated as a capital gain or loss.  The gain or loss will be a long-term capital gain or loss if the Shares were held for more than one year.  In addition, if the Shares sold were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the seller with respect to such Shares.

The Fund is required to withhold 28% of reportable payments (which may include dividends and capital gain distributions) to individuals and certain other noncorporate shareholders who do not provide the Fund with a correct taxpayer identification number on IRS Form W-9 or who otherwise are subject to backup withholding.

Federal withholding taxes at a rate of 30% (or a lesser treaty rate) may apply to distributions to shareholders of the Fund and Members who are nonresident aliens or foreign partnerships, trusts or corporations.  The rules governing United States federal income taxation of foreign Members are complex, and prospective non-U.S.  Members should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in Interests, including any reporting requirements.

If the Fund is not deemed to be engaged in a trade or business, individuals and certain other persons who are Members will be required to include in their gross income their allocable share of certain Fund expenses relating to the production of gross income that are allocable to the Company.  These Members, therefore, will be deemed to receive gross income from the Company in excess of the distributions they actually receive.  Such allocated expenses may be deductible by an individual Member as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income to the extent the Fund is not engaged in a trade or business.

The Fund will notify shareholders following the end of each calendar year of the amounts of dividends and capital gain distributions paid or deemed paid during the year.

Transactions Involving “Qualified Small Business Stock”.  Section 1202 of the Internal Revenue Code permits a non-corporate taxpayer to exclude, for U.S. federal income tax purposes, 50% of any gain (subject to certain limitations) realized upon the sale or exchange of “qualified small business stock” held for more than five years.  Generally, qualified small business stock is stock of a small business corporation acquired at its original issuance either directly from the issuing corporation or indirectly through an underwriter, which must (a) at the time of issuance and immediately thereafter have assets of not more than $50 million and (b) throughout substantially all of the holding period for the stock be actively engaged in the conduct of a trade or business not excluded by law.  If the Fund acquires qualified small business stock, holds such stock for five years and disposes of such stock at a profit, then a non-corporate Member who held his or her Interest at the time the qualified small business stock was acquired and at all times thereafter until such stock is disposed of would be entitled to exclude from his or her taxable income, subject to applicable limitations, 50% of his or her share of such gain.  Note, however, that 7% of any amount so excluded would be treated as a preference item for alternative minimum tax purposes.  Comparable rules apply under the qualified small business stock “rollover’ provisions of Section 1045 of the Internal Revenue Code, under which gain otherwise reportable by individual Members with respect to sales by the Fund of qualified small business stock held for more than six months can be deferred if the sales proceeds are reinvested by the Fund (or if a Member reinvests an amount equal to his or her share of such sales proceeds) within 60 days in other qualified small business stock.

Tax-Exempt Investors.  Qualified plans, Individual Retirement Accounts and investors exempt from taxation under Section 501(c)(3) of the Internal Revenue Code (collectively, “Tax-Exempt Entities”) are generally exempt from taxation except to the extent that they have UBTI (determined in accordance with Sections 511-514 of the Internal Revenue Code).  If the Fund qualifies as a RIC, it is likely that distributions by the Fund to the Company allocable to a Tax-Exempt Entity Member that are treated as dividends will not be considered UBTI and, therefore, will be exempt from federal income tax even if the Fund borrows to acquire its investment assets.  Under Section 512(b) of the Internal Revenue Code, UBTI does not include dividends received by a Tax-Exempt Entity.  As a general rule, the income tax provisions relating to corporations apply to RICs unless Subchapter M of the Internal Revenue Code provides otherwise and, thus, Section 512(b) should apply to exclude from UBTI dividends paid by a RIC to a Tax-Exempt Entity.  This conclusion is also supported by Revenue Ruling 66-106, which applies Section 512(b) to exclude from UBTI dividends paid to the tax-exempt shareholders of a real estate investment trust, a conduit entity that invests in real estate and is substantially similar to a RIC for tax purposes, on the same theory.  If a Tax-Exempt Entity, however, borrows money to purchase its Interests, a portion of its income from the Company will constitute UBTI pursuant to the “debt-financed property” rules of the Internal Revenue Code.

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal service organizations that are exempt from taxation under Sections 501(c)(7), (9), (17) and (20), respectively, of the Internal Revenue Code, are subject to different UBTI rules, which generally will require them to characterize as UBTI their allocable share of distributions from the Fund.  Dividend distributions by the Fund allocable to a charitable organization that is a private foundation should constitute investment income for purposes of the excise tax on net investment income of private foundations imposed by Section 4940 of the Internal Revenue Code.

ITEM IA.  RISK FACTORS

GENERAL

No Operating History; Reliance on Management.  The Fund is newly organized, and has not yet entered into any financing or equity transactions or identified any specific transactions in which to invest.  The Fund could require substantial time to become fully invested.  Pending investment, all cash that the Fund has received pursuant to capital calls from the Company will be committed to short-term, high grade investments that present relatively low investment risk but provide a correspondingly lower return.

The Fund will be wholly dependent for the selection, structuring, closing and monitoring of its investments on the diligence and skill of the Investment Manager, acting under the supervision of the Fund’s board of directors.  Although the principals of the Investment Manager have over 50 years’ of combined experience in investing in venture lending transactions and equity investments, there can be no assurance that the Fund will attain its investment objective.  Furthermore, the Investment Manager does not have substantial experience investing in special situations such as convertible and subordinated debt of public and late-stage private companies. The officers of the Investment Manager will have primary responsibility for the selection of the companies in which the Fund will invest, the negotiation of the terms of such investments and the monitoring of such investments after they are made.  Although the officers of the Investment Manager intend to devote such time as is necessary to the affairs of the Fund, they are not required to devote full time to the management of the Fund.  Furthermore, there can be no assurance that any officer will remain associated with the Investment Manager or that, if an officer ceased to be associated with the Investment Manager, the Investment Manager would be able to find a qualified person or persons to fill their positions.

Illiquid Investment.  The Shares will not be registered under the 1933 Act and are subject to substantial restrictions on transfer.  There will be no trading market for the Shares, and shareholders most likely will have to hold their Shares until the final liquidation of the Fund.  An investment in the Fund is, therefore, illiquid and should be considered only by investors financially able to maintain their investment for the long term.

Long-Term Investment. After the fourth anniversary following the first closing of the Company’s offering of Interests, the Fund will cease to make new equity investments as well as investments in venture loans (except pursuant to commitments made before such fourth anniversary) and will distribute to its shareholders all proceeds received from principal payments and sales of investments, net of: (i) reserves and expenses; (ii) principal repayments on the Fund’s borrowings; (iii) amounts required to fund financing commitments entered into before such fourth anniversary; and (iv) any amounts paid on exercise of warrants or otherwise paid to protect the value of existing investments (including, for example, pay-to-play provisions and purchases of equity securities in “down rounds” to avoid dilution).  The Fund’s Articles of Incorporation provide that, on December 31, 2015, the Fund automatically will be dissolved without any action by its shareholders.  From and after such dissolution, the Fund’s activities will be limited to the winding-up of its affairs, the liquidation of its remaining assets and the distribution of the net proceeds thereof to its shareholders.  Although the Fund generally would not make any loan with a stated maturity date later than December 31, 2015, it is possible that, due to a default by a borrower or a transaction restructuring due to a borrower’s financial difficulties, such a loan may remain outstanding in whole or in part beyond its original maturity date.  Furthermore, the Fund may not be able to sell warrants it receives from borrowers, or the equity securities (including those received upon exercise of warrants or conversion of debt instruments or in connection with the restructuring of a troubled loan), to the extent those investments were retained by the Fund and not distributed earlier to its shareholders, for a significant period of time due to legal or contractual restrictions on resale or the absence of a liquid secondary market.  As a result, the liquidation process might not be completed for a significant period after the Fund’s dissolution.  In addition, it is possible that, if certain of the Fund’s assets are not liquidated within a reasonable time after the Fund’s dissolution, the Fund may elect to make a distribution in kind of all or part of such assets to its shareholders.  In such case, the shareholders would bear any expenses attendant to the liquidation of such assets.

Competition.  Other entities and individuals compete for investments similar to those proposed to be made by the Fund, some of whom, with respect to investments in the form of loans, and many of whom, with respect to the equity investments and convertible and subordinated debt, have greater resources than the Fund.  Competition could increase given the low barriers to entry into the industry.  Additionally, the Fund’s need to comply with provisions of the 1940 Act pertaining to BDCs and, if the Fund qualifies as a RIC, provisions of the Internal Revenue Code pertaining to RICs, might restrict the Fund’s flexibility as compared with its competitors.  The need to compete for investment opportunities may make it necessary for the Fund to offer borrowers or companies in which it makes equity investments more attractive terms than otherwise might be the case.

Convertible Debt.  Convertible debt instruments issued by public and late-stage private companies may comprise some of the special situations in which the Fund may invest.  Convertible debt generally offers lower interest yields than non-convertible debt of similar quality.  The market value of convertible debt tends to decline as interest rates increase and, conversely, to increase as interest rates decline.  However, the market value of convertible debt often reflects the market price of common stock of the issuing company when that stock price is greater than the conversion price of the convertible debt.  The conversion price is the predetermined price at which the debt instrument could be exchanged for the associated stock.  As the market price of the underlying common stock declines, the price of the convertible debt tends to be influenced more by the yield of the debt instrument.  Thus, it may not decline in price to the same extent as the underlying common stock.

Subordinated debt.  Part of the special situations in which the Fund may invest may consist of subordinated debt instruments, which tend to be predominantly high-yield non-convertible debt securities.  Investments in high-yield securities involve substantial risk of loss.  Sub-investment grade non-convertible debt securities, or comparable unrated securities, are commonly referred to as “junk debt” and are considered speculative with respect to the issuer’s ability to pay interest and principal, and are susceptible to default or decline in market value due to adverse economic or business developments.  The market values for high-yield securities tend to be very volatile, and these securities are less liquid than investment grade debt securities.

Leverage. The Fund intends to borrow money from and issue debt securities to banks, insurance companies and other lenders to obtain additional funds to originate venture loans.  Under the 1940 Act, the Fund may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have “Asset Coverage” of at least 200%.  “Asset Coverage” means the ratio which the value of the Fund’s total assets, less all liabilities not represented by (i) the borrowings and (ii) any other liabilities constituting “senior securities” under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities.  The practical effect of this limitation is to limit the Fund’s borrowings and other senior securities to 50% of its total assets less its liabilities other than the borrowings and other senior securities.  The 1940 Act also requires that, if the Fund borrows money, provision be made to prohibit the declaration of any dividend or other distribution on the shares (other than a dividend payable in shares), or the repurchase by the Fund of shares, if, after payment of such dividend or repurchase of shares, the Asset Coverage of such borrowings would be below 200%.  If the Fund is unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, it might not be able to qualify for the pass-through status as a RIC or, if qualified, to continue to so qualify.

The use of leverage increases investment risk.  The Fund’s use of leverage is premised upon the expectation that the Fund’s all-in borrowing costs will be lower than the return the Fund achieves on its investments. To the extent the income or capital gains derived from investments purchased with borrowed funds exceeds the cost of borrowing, the Fund’s overall return will be greater than if leverage had not been used.  Conversely, if the income or capital gain from the investments purchased with borrowed funds is not sufficient to cover the cost of borrowing, or if the Fund incurs capital losses, the return to the Fund will be less than if leverage had not been used, and therefore the amount available for distribution will be reduced or potentially eliminated.  Furthermore, since the calculation of the investment management fee paid to the Investment Manager (the “Investment Management Fee”) is based in part on a percentage of the managed assets, such fee will be higher if the Fund utilizes leverage than if no borrowings were incurred.  The Fund expects that lenders will require that the Fund pledge portfolio assets as collateral for borrowings, and may require that the Company provide guarantees or other credit enhancement.  If the Fund is unable to service the borrowings, the Fund may risk the loss of such pledged assets.

Lenders are also expected to require that the Fund agree to loan covenants limiting the Fund’s ability to incur additional debt or otherwise limiting the Fund’s flexibility, and loan agreements may provide for acceleration of the maturity of the indebtedness if certain financial tests are not met.  To minimize risks associated with lending money at fixed rates, the Fund may enter into interest rate hedging transactions with respect to all or any portion of the Fund’s investments.  There can be no assurance that such interest rate hedging transactions will be available in forms acceptable to the Fund.  In addition, entering into interest rate hedging transactions raises costs to the Fund.  Finally, it is possible that the Fund could incur losses from being “overhedged,” which would result if the loan that was hedged is repaid faster than expected.

Regulation. The Fund has elected to be treated as a BDC under the Small Business Incentive Act of 1980, which modified the 1940 Act.  Although BDCs are now exempt from registration under the 1940 Act and are relieved from compliance with many provisions of the 1940 Act, there are now greater restrictions in some respects on permitted types of investments for BDCs.  Moreover, the applicable provisions of the 1940 Act continue to impose numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.  While the Fund is not aware of any judicial rulings under, and is aware of only a few administrative interpretations of, the Small Business Incentive Act of 1980, there can be no assurance that such Act will be interpreted or administratively implemented in a manner consistent with the Fund’s objectives or manner of operation.

Litigation.  The Fund could be subject to litigation by borrowers, based on theories of breach of contract to lend, “lender liability” or otherwise in connection with its loan and investment transactions. The defense of such a lawsuit, even if ultimately determined to be without merit, could be costly and time-consuming.

Tax Status.  The Fund must meet a number of requirements, described under “Federal Income Taxation,” to qualify for the pass-through status as a RIC and, if qualified, to continue to so qualify.  For example, the Fund must meet specified asset diversification standards under the Internal Revenue Code which might be difficult to meet if the borrowers under some loans drew down their committed financing at a faster rate than other borrowers, particularly during the early periods of the Fund’s operations.  If the Fund experiences difficulty in meeting the diversification requirement for any quarter of its taxable year, it might accelerate capital calls or borrowings in order to increase the portion of the Fund’s total assets represented by cash, cash items and U.S. government securities as of the close of the following fiscal quarter and thus attempt to meet the diversification requirement.  However, the Fund would incur additional interest and other expenses in connection with any such accelerated borrowings, and increased investments by the Fund in cash, cash items and U.S. government securities (whether the funds to make such investments are derived from called equity capital or from accelerated borrowings) are likely to reduce the Fund’s return.  Furthermore, there can be no assurance that the Fund would be able to meet the diversification requirements through such actions.  Failure to qualify as a RIC would deny the Fund pass-through status and, in a year in which the Fund has taxable income, would have a significant adverse effect on the return of the Fund.

When the Fund elects to convert its status from that of an ordinary, or C, corporation to that of a RIC, it must choose either to (i) pay tax whenever an asset is sold during the ten years following the conversion on, at most, the amount of gain which would have been realized had the property been sold on the conversion date, or (ii) treat the entire amount of “built-in gain” as income at the time of conversion.

Allocation of Expenses.  If the Fund is not deemed to be engaged in a trade or business, individuals and certain other persons who are Members of the Company will be required to include in their gross income an amount of certain Fund expenses relating to the production of gross income that are allocable to the Company. These Members, therefore, will be deemed to receive gross income from the Fund in excess of the distributions they actually receive.  Such allocated expenses may be deductible by an individual Member as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income to the extent the Fund is not engaged in a trade or business.

Calculation of Investment Management Fee.  Following the second anniversary of the first closing of the offering of Interests in the Company, the Investment Management Fee will be computed and paid quarterly by the Fund, at an annual rate equal to the greater of: (x) 2.5% of the total value of the assets of the Fund (including amounts derived from borrowed funds), as of the last day of each such fiscal quarter, and (y) the difference between 1.5% of Committed Equity Capital (regardless of when or if such committed capital is called) and the Company Management Fee (as defined below) payable for such quarter.  If, however, the total value of the combined assets of the Company and the Fund (excluding the Shares of the Fund owned by the Company) does not exceed $25,000,000, the Investment Management Fee will be calculated solely with reference to 2.5% of the total value of the assets of the Fund (including amounts derived from borrowed funds), as of the last day of each such fiscal quarter.  The foregoing calculation of the Investment Management Fee could result in the fee being disproportionately large relative to the value of the Fund’s portfolio if the total assets of the Fund following the second anniversary of the first closing of the offering of Interests in the Company are low compared to the Committed Equity Capital.  This could occur, for example, if the loans in the Fund’s portfolio are repaid at a rapid rate during such period, or if a large number of the companies in which the Fund holds equity securities are acquired during such period.

INVESTMENT RISKS

International Investments.  The Fund could invest up to, but not more than, 30% of its total assets in foreign based companies.  Foreign investments are subject to most of the same risks as domestic investments, as well as the political, economic and other uncertainties associated with foreign activities, including the risk of war and political unrest, the impact of laws and policies of foreign governments and the United States affecting foreign investment, and the possibility of being subject to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.  Additionally, as discussed under “Remedies on Default” below, there may be practical and local law impediments to cost-effective recovery against collateral located in a foreign country.

Credit Risks.  Most of the companies with which the Fund will enter into financing transactions will not have achieved profitability, may experience substantial fluctuations in their operating results or, in some cases, will not have significant operating revenues.  The ability of any borrower to meet its obligations to the Fund, therefore, will depend to a significant extent on the willingness of such borrower’s equity venture capital investors or outside investors to provide additional equity financing, which in turn will depend on the borrower’s success in meeting its business plan, the market climate for venture capital investments generally and many other factors.  The companies to which the Fund will provide financing will frequently be engaged in the development of new products or technologies, and the success of these efforts, or the ability of the companies to successfully manufacture or market products or technologies developed, cannot be assured.  These companies frequently face intense competition, including competition from companies with greater resources, and may face risks of product or technological obsolescence, non-acceptance in the market, or rapidly changing regulatory environments, any of which could adversely affect their prospects.  The success of such companies often depends on the management talents and efforts of one person or small group of persons whose death, disability or resignation would adversely affect the company.

Remedies Upon Default.  In the event of a default on a portfolio loan, the available remedies to the Fund would include legal action against the borrower and foreclosure or repossession of collateral given by the borrower.  The Fund could experience significant delays in exercising its rights as a secured lender and might incur substantial costs in taking possession of and liquidating its collateral and in taking other steps to protect its investment.  The Fund generally will require that it have a first priority security interest in any equipment of a borrower financed with the proceeds of the Fund’s loans, although that security interest may extent to the borrower’s other assets in which another lender might have a senior or parity security interest.  On occasion, the Fund will make loans to a borrower that has one or more other secured lenders (including the Fund’s immediate predecessor, Venture Lending & Leasing IV, Inc. (“VLL IV”)).  In such circumstances, the Fund may share all or a portion of its collateral with the other lender(s) and will enter into intercreditor agreements governing the respective rights of the Fund and such other lender(s), which could limit the Fund’s flexibility in pursuing its remedies as a secured creditor, and reduce the proceeds realized from foreclosing or taking possession of the collateral.  In the case of growth capital or working capital loans (where the loan proceeds can be used by the company for general working capital purposes), the Fund will typically receive a broader lien on substantially all of the borrower’s assets, including its intellectual property.

The Fund will utilize certain of its funds in investments that involve the financing of equipment assets.  Equipment assets are often subject to rapid depreciation or obsolescence such that it is likely the value of the assets underlying a loan to finance such assets will depreciate during the term of the loan transaction below the amount of the borrower’s obligations.  In addition, although borrowers will be required under the transaction documents to provide customary insurance for the assets underlying a loan, and will be prohibited from disposing of the assets without the Fund’s consent, compliance with these covenants cannot be assured and, in the event of non-compliance, the assets could become unavailable to the Fund due to destruction, theft, sale or other circumstances.  Realization of value from intellectual property collateral can also be time consuming and present special challenges, given the often unique nature and limited market for such assets.  The Fund’s ability to obtain payment beyond the collateral underlying the loan from the borrower might be limited by bankruptcy or similar laws affecting creditors’ rights.  In limited circumstances where the Fund takes security interests in a borrower’s assets located in a foreign country, there may be practical and local law impediments to cost-effective recovery against such collateral.  Therefore, there can be no assurance that the Fund would ultimately collect the full amount owed on a defaulted loan.

Emerging Company Risks.  The possibility that the companies in which the Fund invests will not be able to commercialize their technology or product concept presents significant risk to the Fund.  Additionally, although some of such companies may already have a commercially successful product or product line at the time of investment, technology products and services often have a more limited market or life span than products in other industries.  Thus, the ultimate success of these companies may depend on their ability to continually innovate in increasingly competitive markets.  Most of the companies in which the Fund invests will require substantial additional equity financing to satisfy their continuing growth and working capital requirements.  Each round of venture financing is typically intended to provide a company with enough capital to reach the next stage of development.  The circumstances or market conditions under which such companies will seek additional capital is unpredictable.  It is possible that one or more of such companies will not be able to raise additional financing or may be able to do so only at a price or on terms which are unfavorable.

Privately-held Company Risks.  The Fund intends to invest primarily in privately-held companies.  Generally, very little public information exists about these companies and the Fund will be required to rely on the ability of the Investment Manager to obtain adequate information to evaluate the potential returns from investing in these companies.  Moreover, these companies typically depend upon the management talents and efforts of a small group of individuals and the loss of one or more of these individuals could have a significant impact on the investment returns from a particular company.  Also, these companies frequently have less diverse product lines and smaller market presence than larger companies.  They are thus generally more vulnerable to economic downturns and may experience substantial variations in operating results.

Global Economic Risks. The ability of the Fund to provide an acceptable return may be adversely affected by economic and business factors to which the U.S. marketplace is subject.  These factors, which generally are beyond the control of the Investment Manager, include: general economic conditions, such as inflation and fluctuations in general business conditions; the impact of further terrorist attacks against the United States; the effects of strikes, labor disputes and foreign political unrest; and uncertainty of the recovery of the U.S. economy.

Speculative Nature of Warrants and Equity Investments.  The value of the warrants that the Fund generally will receive in connection with its financing investments is dependent on the value of the equity securities for which the warrants can be exercised.  The value of such warrants, direct equity investments, and equities received upon conversion of debt instruments is dependent primarily on the success of the company’s business strategy and the growth of its earnings, but also depends on general economic and equity market conditions.  The prospects for achieving consistent profitability in the case of many companies in which the Fund will invest are speculative.  The warrants, equity securities for which the warrants can be exercised, direct equity investments, and equities received upon conversion of debt instruments generally will be restricted securities that cannot readily be sold for some period of time.  If the value of the equity securities underlying a warrant does not increase above the exercise price during the life of the warrant, the Fund would permit the warrant to expire unexercised and the warrant would then have no value.

Illiquidity of Investments.  The Fund anticipates that substantially all of its portfolio investments (other than short-term investments) will consist of securities that, at the time of acquisition, are subject to restrictions on sale and for which no ready market will exist.  Restricted securities cannot be sold publicly without prior agreement with the issuer to register the securities under the 1933 Act, or by selling such securities under Rule 144 or other provisions of the 1933 Act which permit only limited sales under specified conditions.  Venture loans and equity investments are privately negotiated transactions, and there is no established trading market in which such loans and equity investments can be sold.  Convertible and subordinated debt investments may also be privately negotiated transactions.  In the case of warrants or equity securities, the Fund generally will realize the value of such securities only if the issuer is able to make an initial public offering of its shares, or enters into a business combination with another company which purchases the Fund’s warrants or equity securities or exchanges them for publicly-traded securities of the acquiror.  The feasibility of such transactions depends upon the entity’s financial results as well as general economic and equity market conditions.  Furthermore, even if the restricted warrants or equity securities owned become publicly-traded, the Fund’s ability to sell such securities may be limited by the lack (or limited nature) of a trading market for such securities.  When restricted securities are sold to the public, the Fund, under certain circumstances, may be deemed an “underwriter” or a controlling person with respect thereto for the purposes of the 1933 Act, and be subject to liabilities as such under that Act.

Because of the illiquidity of the Fund’s investments, a substantial portion of its assets will be carried at fair value as determined by the Investment Manager, approved by the board of directors.  This value will not necessarily reflect the value of the assets which may be realized upon a sale.

Non-Diversified Status.  The Fund will be classified as a “non-diversified” investment company under the 1940 Act.  At such time as the Fund meets certain asset diversification requirements, the Fund intends to qualify as a RIC under the Internal Revenue Code and will thereafter seek to continually meet the diversification standards thereunder.  Nevertheless, the Fund’s assets may be subject to a greater risk of loss than if its investments were more widely diversified.

CONFLICTS OF INTEREST

Transactions with Fund IV.  The Investment Manager also serves as investment manager for VLL IV, which is continuing to make new investments.  The Fund’s board of directors has determined that so long as VLL IV has capital available to invest in loan transactions with final maturities earlier than December 31, 2012 (the date on which VLL IV will be dissolved), the Fund will invest in each portfolio company in which VLL IV invests (“Investments”).  The amount of each Investment will be allocated between the Fund and VLL IV in accordance with the committed equity capital of VLL IV and, initially, $250 million for the Fund (or such greater amount that is received upon the closing of the offering of Interests in the Company, which may be as much as $300 million) so long as VLL IV has capital available to invest.  The committed equity capital of VLL IV is $250 million.  Therefore, if subscriptions for $250 million of Interests are received by the Company, each Investment will be allocated approximately 50% to the Fund and 50% to VLL IV.  In any case, VLL IV can only invest to the extent that it has capital available for investment; after VLL IV no longer has capital available for investment, VLL IV will no longer invest in transactions in which the Fund invests.  As of June 30, 2006, VLL IV has approximately $62.5 million of committed capital ($25 million of which was called in July, 2006) which has not yet been called from its investors but must be called if at all, by May of 2009.  This means that the funds with which VLL IV has available to invest with the Fund consist of (a) $37.5 million plus (b) amounts which VLL IV borrows by leveraging its available capital funds plus (c) any proceeds from principal payments received on loans, plus (d) the proceeds from the sale of securities in an amount equal to the cost basis of securities sold.  After May of 2008, VLL IV will no longer be permitted to enter into new commitments to borrowers; however, VLL IV will be permitted to fund existing commitments from the sources described above.  While investing the Fund’s capital in the same companies in which VLL IV is also investing could provide the Fund with greater diversification and access to larger transactions, it could also result in a slower pace of investment than would be the case if the Fund were investing in companies by itself.

Although VLL IV and the Fund intend to invest in the same companies in the respective proportions described above, the Fund may, at any time, with the approval of its board of directors, (i) discontinue investing with VLL IV with respect to any or all future investments or (ii) choose to invest in different proportions with VLL IV than described above.  In addition, the Fund has no control over VLL IV, which is not required to invest with the Fund in any particular proportion or at all, and may choose to discontinue investing with the Fund or to invest in different proportions than described in the prior paragraph.  In the event that VLL IV and the Fund invest other than in the pro rata manner described above (which can occur only with board approval of each), the Investment Manager may have a conflict of interest in determining which of VLL IV and the Fund will invest in a particular company and, if both, in what proportions.  The Fund may also engage in loan transactions with, or make equity investments in, companies that are preexisting borrowers from VLL IV or its predecessor funds.

To the extent that clients, other than VLL IV, advised by the Investment Manager (but in which the Investment Manager has no proprietary interest) invest in opportunities available to the Fund, the Investment Manager will allocate such opportunities among the Fund and such other clients in a manner deemed fair and equitable considering all of the circumstances in accordance with procedures approved by the Fund’s board of directors (including a majority of the disinterested directors).

Intercreditor Agreements.  In each transaction in which both the Fund and VLL IV invest, it is expected that the Fund and VLL IV will enter into an intercreditor agreement pursuant to which the Fund and VLL IV will cooperate in pursuing their remedies following a default by the common borrower.  Generally, under such intercreditor agreements, each party would agree that its security interest would be treated in parity with the security interest of the other party, regardless of which security interest would have priority under applicable law.  Accordingly, proceeds realized from the sale of any collateral or the exercise of any other creditor’s rights will be allocated between the Fund and VLL IV pro rata in accordance with the amounts of their respective investments.  An exception to the foregoing arrangement would occur in situations where, for example, one of the lenders financed specific items of equipment collateral; in that case, usually the lender who financed the specific assets will have a senior lien on that asset, and the other lender will have a junior lien (even though they ay ratably share liens of equal priority on other assets of the common borrower).  As a result of such intercreditor agreements, the Fund may have less flexibility in pursuing its remedies following a default than it would have had there been no intercreditor agreement, and the Fund may realize fewer proceeds.  In addition, because the Fund and VLL IV invest at the same time in the same borrower, such borrower would be required to service two loans rather than one.  Any additional administrative costs or burdens resulting therefrom may make the Fund a less attractive lender, and may make it more difficult for the Fund to acquire such loans.

Effect of Borrowings.  For the first 24 months following the first closing of the offering of Interests in the Company, the Investment Management Fee will be calculated with reference to the Committed Equity Capital of the Company, regardless of when or if all of such capital is called.  Thereafter, the Investment Management Fee will be computed and paid quarterly, at an annual rate equal to the greater of: (x) 2.5% of the total value of the assets of the Fund (including amounts derived from borrowed funds), as of the last day of each such fiscal quarter, and (y) the difference between 1.5% of the amount of the Committed Equity Capital (regardless of when or if such Committed Equity Capital is called) and the Company Management Fee (as defined below) payable for such quarter.  If, however, the total value of the combined assets of the Company and the Fund (excluding the Shares of the Fund owned by the Company) does not exceed $25,000,000, the Investment Management Fee will be calculated solely with reference to 2.5% of the total value of the assets of the Fund (including amounts derived from borrowed funds), as of the last day of each such fiscal quarter.  Therefore, decisions by the Investment Manager to cause the Fund to borrow additional funds may increase the quarterly fees payable to the Investment Manager.  The Fund’s overall borrowing limits, however, are set by the Fund’s board of directors in light of its fiduciary obligations.

Indemnification and Exculpation.  The Articles of Incorporation of the Fund provide for indemnification of directors, officers, employees and agents (including the Investment Manager) of the Fund to the full extent permitted by applicable state law and the 1940 Act, including the advance of expenses and reasonable counsel fees.  The Articles of Incorporation of the Fund also contain a provision eliminating personal liability of a Fund director or officer to the Fund or its shareholder for monetary damages for certain breaches of their duty of care.

Selection of Disinterested Directors.  Initially, a majority of the Fund’s directors will be interested directors.  The board of directors of the Fund anticipates electing three or more additional disinterested directors.  Although the continued tenure of all directors will be subject to annual election by shareholders, the initial selection of directors, including the disinterested directors, is made by the Investment Manager.

Employees

The Fund expects to have no employees and will rely on the Investment Manager and its officers (all of whom are employed and paid by the Investment Manager) to administer its affairs, subject to the supervision of the Fund’s board of directors.

(d)  Financial Information About Foreign and Domestic Operations and Export Sales

The Fund has not commenced business and has no revenues or assets other than the $25,000 received from the Company as consideration for the purchase of Shares.

ITEM 2.  FINANCIAL INFORMATION

The Fund has not commenced business and has no revenues or assets other than the $25,000 received from the Company as consideration for the purchase of Shares.

ITEM 3.  PROPERTIES

The Fund has not commenced business and has no assets other than the $25,000 received from the Company as consideration for the purchase of Shares.  It is anticipated that the Fund’s principal assets following commencement of operations will be securities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The Investment Manager has contributed $25,000 to the Company, and the Company in turn has purchased 100,000 Shares at a price of $0.25 per share as the Fund’s initial capital.  Therefore, until immediately subsequent to the first call for further capital contributions to the Fund, the Investment Manager will be deemed to “control” the Fund through its control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of the Fund are:

Name	Age	Position with the Fund
Ronald W. Swenson* 2010 North First Street, Suite 310 San Jose, CA 95131	61	Chairman, Chief Executive Officer, President and Director
Salvador O. Gutierrez* 2010 North First Street, Suite 310 San Jose, CA 95151	63	Director
Martin D. Eng* 2010 North First Street, Suite 310 San Jose, CA 95151	55	Vice President, Treasurer, Chief Financial Officer and Secretary
Brian R. Best* 2010 North First Street, Suite 310 San Jose, CA 95131	40	Vice President and Assistant Secretary
Jay L. Cohan* 2010 North First Street, Suite 310 San Jose, CA 95131	41	Vice President
Maurice C. Werdegar* 2010 North First Street, Suite 310 San Jose, CA 95131	41	Vice President

David R. Wanek* 2010 North First Street, Suite 310 San Jose, CA 95131	33	Vice President

*  Interested person of the Fund within the meaning of the 1940 Act.

The board of directors of the Fund anticipates electing three or more additional disinterested directors.  Directors who are “disinterested directors” of the Fund will each receive an annual fee from the Fund of $10,000.  Such directors also will be reimbursed by the Fund for their expenses in attending meetings of the board of directors or any committee thereof and will receive a fee for attendance in person at any meeting at a per diem rate of $1,000.  The Chair of the Fund’s Audit Committee will also receive an annual retainer fee from the Fund of $5,000.  Those directors who are “interested directors” of the Fund and officers who are employees of the Investment Manager receive no compensation from the Fund for their services as directors or officers.

The business backgrounds of the Fund’s directors and officers are as follows:

RONALD W. SWENSON is Chairman, Chief Executive Officer, and Director of the Investment Manager and his business background is set forth under “The Investment Manager”.

SALVADOR O. GUTIERREZ is the President of the Investment Manager and his business background is set forth under “The Investment Manager”.

MARTIN D. ENG is Vice President, Treasurer, Chief Financial Officer and Secretary of the Investment Manager and his business background is set forth under “The Investment Manager”.

BRIAN R. BEST is Vice President of the Investment Manager and his business background is set forth under “The Investment Manager”.

JAY L. COHAN is Vice President of the Investment Manager and his business background is set forth under “The Investment Manager”.

MAURICE C. WERDEGAR is Vice President of the Investment Manager and his business background is set forth under “The Investment Manager”.

DAVID R. WANEK is Vice President of the Investment Manager and his business background is set forth under “The Investment Manager”.

THE INVESTMENT MANAGER

Westech Advisors, the Investment Manager, is a corporation organized by the principals of Western Technology and serves as Investment Manager to VLL IV and the Fund.  Western Technology was an independent asset-based financing organization headquartered in San Jose, California, and was founded in 1980.  Westech Advisors and Western Technology have originated more than $1.6 billion in debt and lease financing for venture capital-backed companies.  Messrs. Swenson and Gutierrez each own 50% of its voting securities.  Westech Advisors’ principal business address is 2010 North First Street, Suite 310, San Jose, California 95131.

The officers of the Fund will have primary responsibility for the Fund’s investment program.  The business backgrounds of the officers are as follows:

RONALD W. SWENSON.  Since 1993, Mr. Swenson has been the Chairman, Chief Executive Officer and a director of Westech Advisors; from 1980 through 1994, Mr. Swenson was President and a Director of Western Technology.  Mr. Swenson was the founder of Western Technology in 1980.  From 1978-1980, Mr. Swenson was Director of Marketing for Magnuson Computer Systems, with responsibility for product planning, sales support and developing financial leasing and service functions.  Before that, he was a Business Manager for Control Data Corp., responsible for P&L, engineering and marketing for several major computer and peripheral product lines and, earlier, a Program Manager at Control Data for disk storage licensing with foreign companies.

SALVADOR O. GUTIERREZ.  Since 1993, Mr. Gutierrez has been the President and a director of, and served in other positions with, Westech Advisors; from 1987 through 1994, Mr. Gutierrez was Senior Vice President-Chief Financial Officer and a Director of Western Technology.  Before joining Western Technology in 1987, Mr. Gutierrez was head of corporate lending for Home Federal Bank of San Diego and, from 1982-1984, was a senior credit officer for Imperial Bank in Palo Alto.  In both positions, Mr. Gutierrez dealt extensively with loans to young high-technology companies.  Prior to joining Imperial Bank, Mr. Gutierrez was a corporate lending officer for Wells Fargo Bank, holding various senior lending positions over his ten-year tenure.  At Wells Fargo, Mr. Gutierrez handled major leasing companies and many high-technology companies in the San Francisco Bay Area.  Mr. Gutierrez also had marketing responsibility for Latin America for Wells Fargo Leasing.

MARTIN D. ENG.  Since 2005, Mr. Eng has been Vice President, Chief Financial Officer, Treasurer and Secretary of Westech Advisors.  Prior to joining Westech Advisors in 2005, Mr. Eng served as the Vice President and Corporate Treasurer of PeopleSoft, Inc.  Mr. Eng also previously held treasury and tax positions with Con-Way Inc. (formerly CNF Inc.), Applied Materials, Inc. and Ernst & Young.  Mr. Eng did graduate work at the University of Southern California’s Marshall Graduate School of Business and holds an M.B.A. in taxation from Golden Gate University and a B.S. in Political Science from the University of California at Davis.  Mr. Eng is also a CPA.

BRIAN R. BEST.  Since 1997, Mr. Best has been Vice President and served in other positions of Westech Advisors.  Prior to joining Westech Advisors in 1997, Mr. Best served as the Director of Finance and Administration for Decisis Corporation, a start-up software company.  He has held various finance positions at Ross Systems, Inc. and began his career at Ernst & Young.  Mr. Best holds an M.B.A. from U.C. Berkeley’s Haas School of Business, and a B.S. with honors from the University of the Pacific.

JAY L. COHAN.  Mr. Cohan is Vice President of Westech Advisors.  Prior to joining Westech Advisors in 1999, Mr. Cohan held sales positions at Puma Technology, Oracle Corporation, and SoftMagic, where he was a founder and VP of business development prior to its acquisition by Puma.  Mr. Cohan holds an M.B.A. from Harvard Business School, and B.S. and M.S. degrees in electrical engineering from the Massachusetts Institute of Technology.

MAURICE C. WERDEGAR.  Mr. Werdegar joined Westech Advisors in 2001 and is currently Vice President.  His diverse background includes his most recent position as Venture Partner at iMinds Ventures, an early stage venture firm, and his prior position as Chief Investment Officer at MetaMarkets, an online mutual fund company.  Mr. Werdegar also founded and served as CEO of Left at Albuquerque, a chain of restaurants.  Prior to business school, Mr. Werdegar worked in corporate finance at Robertson Stephens.  He holds both an M.B.A. and a B.A. from Stanford.

DAVID R. WANEK.  Mr. Wanek joined Westech Advisors in 2001 and is currently a Vice President.  Prior to joining Westech Advisors, Mr. Wanek held marketing, business development and legal positions with VeriSign, Wilson Sonsini Goodrich & Rosati, and Los Alamos National Laboratories.  Mr. Wanek holds an M.B.A. from the Anderson School of Management at the University of New Mexico,

a J.D. from Santa Clara University and a B.S. from the University of Kansas.  Mr. Wanek is a member of the California State Bar.

ITEM 6.  EXECUTIVE COMPENSATION.

The Fund will pay no compensation to its officers who are “interested persons” (as defined in the 1940 Act) of the Investment Manager or to its directors other than its disinterested directors.  The Fund’s disinterested directors will each receive an annual fee from the Fund of $10,000.  Such directors also will be reimbursed by the Fund for their expenses in attending meetings of the board of directors or any committee thereof and will receive a fee for attendance in person at any meeting at a per diem rate of $1,000.  The Chair of the Fund’s Audit Committee will also receive an annual retainer fee from the Fund of $5,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(a)  Transactions With Management and Others

The Investment Manager also serves as investment manager to VLL IV.  The Fund will make investments through venture loans in companies in which VLL IV will also invest.  Under the policies adopted by the Fund’s board of directors, the Fund’s investment and VLL IV’s investment in the same transaction will be made pro rata in accordance with the committed equity capital of VLL IV and, initially, $250 million for the Fund, until such time as VLL IV is no longer able to make such investments by reason of its term or available capital committed to VLL IV.  While investing the Fund’s capital in the same companies in which VLL IV is also investing could provide the Fund with greater diversification and access to larger transactions, it could also result in a slower pace of investment than would be the case if the Fund were investing in companies by itself.

Although VLL IV and the Fund intend to invest in the same companies in the respective proportions described above, the Fund may, at any time, with the approval of its board of directors, (i) discontinue investing with VLL IV with respect to any or all future investments or (ii) choose to invest in different proportions with VLL IV than described above.  In addition, the Fund has no control over VLL IV, which is not required to invest with the Fund in any particular proportion or at all, and may choose to discontinue investing with the Fund or to invest in different proportions than described in this paragraph.  In the event that VLL IV and the Fund invest other than in the pro rata manner described above (which can occur only with board approval of each), the Investment Manager may have a conflict of interest in determining which of VLL IV and the Fund will invest in a particular company and, if both, in what proportions.  The Fund may also engage in loan transactions with, or make equity investments in, companies that are preexisting borrowers from VLL IV or VLL IV’s predecessor funds.

To the extent that clients, other than VLL IV, advised by the Investment Manager (but in which the Investment Manager has no proprietary interest) invest in opportunities available to the Fund, the Investment Manager will allocate such opportunities among the Fund and such other clients in a manner deemed fair and equitable considering all of the circumstances in accordance with procedures approved by the Fund’s board of directors (including a majority of the disinterested directors).

Until the Fund has called and invested at least 75% of the total amounts of Committed Equity Capital, except as provided below, neither the Investment Manager nor any “Controlled Person” of the Investment Manager will, without the consent of the Fund, act as investment adviser or manager to any pooled investment vehicle other than VLLI Holdings, LLC, VLLI Holdings II, LLC, Venture Lending & Leasing III, LLC, VLL IV, the Fund or the Company, or act as investment adviser or manager to any client if the investment program of such pooled investment vehicle or client includes the provision of debt financing to venture capital-backed companies as a primary or major component.  In the event that the Company (as a shareholder) elects to irrevocably release its Members from any uncalled portion of their respective commitments as to new investments, the “total amount of Committed Equity Capital” will be deemed reduced to reflect such release.  The foregoing restriction will not be deemed to prohibit the Investment Manager, or any Controlled Person of the Investment Manager, from acting as investment adviser or manager with respect to any existing client of such party as of November 1, 2006; provided, however, that until the 75% investment threshold described above has occurred, such party shall not, without the consent of the Fund, accept from such existing clients any additional investment funds (other than amounts required for follow-on investments to existing investments) beyond the funds invested or committed by such existing clients as of November 1, 2006.  A “Controlled Person” of the Investment Manager as used in this paragraph means any entity (i) 50% or more of whose voting securities are beneficially owned by the Investment Manager or (ii) 50% or more of whose voting securities are controlled by either Ronald W. Swenson or Salvador O. Gutierrez.

The Company will have management rights with respect to the loans and equity investments made by the Fund co-extensive with such management rights of the Fund.  To the extent different persons manage the Fund, on the one hand, and the Company, on the other, the two entities may take conflicting positions with respect to such management rights.

(b)  Certain Business Transactions

All of the current directors and officers of the Fund are officers of the Investment Manager.  The board of directors of the Fund anticipates electing three or more additional disinterested directors.  See “Transactions with Promoters” below for a description of the Fund’s Investment Management Agreement with the Investment Manager (“Investment Management Agreement”).

(c)  Indebtedness of Management

None.

(d)  Transactions With Promoters

Westech Advisors may be deemed a promoter of the Fund.  The Fund will enter into a Investment Management Agreement with Westech Advisors pursuant to which Westech Advisors will, subject to the investment policies and guidelines established by the board of directors, identify, evaluate, structure and close the investments to be made by the Fund, arrange debt financing for the Fund, provide portfolio management and servicing of loans held in the Fund’s portfolio, and administer the Fund’s day-to-day affairs.

The Fund will pay all of its operating expenses except those specifically required to be borne by the Investment Manager, including: (i) brokerage and commission expense and other transaction costs incident to the acquisition and dispositions of investments and the creation and perfection of security interests with respect thereto; (ii) federal, state and local taxes and fees, including transfer taxes and filing fees, incurred by or levied upon the Fund; (iii) interest charges and other fees in connection with borrowings; (iv) SEC fees and expenses, including the expenses of compliance with SEC rules and regulations, and any fees and expenses of state securities regulatory authorities; (v) expenses of printing and distributing reports and notices; (vi) costs of proxy solicitation; (vii) costs of meetings of shareholders and the board of directors; (viii) charges and expenses of the Fund’s custodian, transfer and dividend disbursing agent; (ix) compensation and expenses of the Fund’s disinterested directors, and expenses of directors in attending board meetings; (x) legal and auditing expenses, including expenses incident to the documentation for, and consummation of, investment transactions and legal actions to enforce the Fund’s rights under such investments; (xi) costs of any certificates representing the Interests; (xii) costs of stationery and supplies; (xiii) the costs of membership by the Fund in any trade organizations and (xiv) expenses associated with litigation and other extraordinary or non-recurring expenses.

The operating expenses required to be borne by the Investment Manager are:  (i) all costs and fees incident to the selection and investigation of prospective Fund investments, such as travel expenses and professional fees (but excluding broker, legal and accounting fees and other costs incident to the documentation, closing or consummation of such transactions); (ii) the cost of adequate office space for the Fund and all necessary office equipment and services, including telephone service, heat, utilities and similar items; and (iii) the cost of providing the Fund with such corporate, administrative and clerical personnel (including officers and directors of the Fund who are interested persons of the Investment Manager and are acting in their respective capacities as officers and directors) as the Fund’s board of directors reasonably deems necessary or advisable to perform the services required to be performed by the Investment Manager under the Investment Management Agreement.

As compensation for its services to the Fund, the Investment Manager will receive the Investment Management Fee from the Fund and a management fee from the Company (the “Company Management Fee”).  The Company Management Fee and the Investment Management Fee are together referred to as the “Management Fees”.  A description of the Management Fees follows.

For the first 24 months following the first closing of the offering of Interests in the Company, the Investment Management Fee, which will be computed and paid quarterly by the Fund, is equal to an annual rate of 2.5% of Committed Equity Capital (regardless of when or if such committed capital is called) as of the last day of each such fiscal quarter.  For purposes of calculating the Investment Management Fee, any capital committed to the Company at a closing of the sale of Interests subsequent to the first closing (regardless of when or if such committed capital is called) will be deemed to have been committed as of the first closing.  No Company Management Fee will be paid during the first 24 months following such first closing.

Thereafter, the annual aggregate Management Fees (payable by both the Fund and the Company) will be equal to the greater of (a) 2.5% of the value of the assets of the Company (excluding the Shares of the Fund owned by the Company) and the Fund and (b) 1.5% of Committed Equity Capital, but if the total value of the combined assets of the Company and the Fund (excluding the Shares of the Fund owned by the Company) does not exceed $25,000,000, the annual aggregate Management Fees (payable by both the Fund and the Company) will be solely equal to 2.5% of the value of the assets of the Company (excluding the Shares of the Fund owned by the Company) and the Fund.  More specifically, the Management Fees during this period will be paid and allocated among the Fund and the Company as follows:

(i)

the Company will pay the Company Management Fee, computed and paid quarterly, at an annual rate of 2.5% of the total value of the Company’s assets (excluding the Shares of the Fund owned by the Company); and

(ii)

the Fund will pay the Investment Management Fee, computed and paid quarterly, at an annual rate equal to the greater of:  (x) 2.5% of the total value of the assets of the Fund (including amounts derived from borrowed funds), as of the last day of each such fiscal quarter, and (y) the difference between 1.5% of Committed Equity Capital (regardless of when or if such committed capital is called) and the Company Management Fee payable for such quarter.  If, however, the total value of the combined assets of the Company and the Fund (excluding the Shares of the Fund owned by the Company) does not exceed $25,000,000, the Investment

Management Fee will be calculated solely with reference to 2.5% of the total value of the assets of the Fund (including amounts derived from borrowed funds), as of the last day of each such fiscal quarter.

In addition to the Company Management Fee, the Investment Manager will be entitled to a 20% profits interest, subject to the Company allocating to the Members thereof an 8% per annum cumulative, non-compounded annual return (after which a catch up distribution will be made to the managing Member equal to one fourth of the amount already distributed to Members with respect to their 8% return).  The 20% profits interest may align the interests of the Investment Manager with that of the Fund, but also could encourage the Investment Manager to make riskier investments than it would in the absence of such profits interest.

The Investment Management Fee is higher than those of most investment companies, although it is comparable to those of many privately-offered funds investing in venture capital investments.

If the Investment Manager or certain of its affiliates receives any compensation from a company whose securities are held in the Fund’s portfolio in connection with the provision to that company of significant managerial assistance, the compensation due to the Investment Manager under the Investment Management Agreement shall be reduced by the amount of such fee.  Such compensation could include directors’ fees paid to officers of the Investment Manager for serving on the boards of directors of borrowers or finder’s or consulting fees paid to the Investment Manager for the services such as locating acquisition candidates or additional or alternative sources of financing.

Under the Investment Management Agreement, the Investment Manager will not be liable for any error in judgment or mistake of law or for any loss suffered by the Fund in connection with the Investment Management Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard of its duties and obligations under the Investment Management Agreement.  The Investment Management Agreement will continue in effect for a period longer than two years from its date of execution only if such continuation is approved at least annually by the board of directors or a majority of outstanding voting securities of the Fund, and by a majority of the directors who are not parties to the Investment Management Agreement or interested persons of such parties.  The Investment Management Agreement is terminable by vote of the Fund’s board of directors or by the holders of a majority of the Interests, at any time without penalty, on 60 days’ written notice to the Investment Manager.  The Investment Management Agreement may also be terminated by the Investment Manager on 60 days’ written notice to the Fund, and will terminate automatically upon its assignment.

ITEM 8.  LEGAL PROCEEDINGS

None.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information

The offer and sale of the Shares will not be registered under the 1933 Act.  The offer and sale are exempt from such registration requirements as they do not constitute a public offering pursuant to Section 4(2) and Regulation D of the 1933 Act.

Because the Shares will be acquired by investors in one or more transactions “not involving a public offering,” they will be “restricted securities” and may be required to be held indefinitely.  Shares may not be sold, transferred, assigned, pledged or otherwise disposed of unless registered under applicable securities laws or specifically exempted from registration (in which case the Shareholder will, at the option of the Fund, be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required).  Accordingly, an investor must be willing to bear the economic risk of investment in the Shares until the Fund is liquidated.  No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration of the transfer on the Fund’s books.  Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the Shares, and to execute such other instruments or certifications as are reasonably required by the Fund.

(b)  Holders

The Investment Manager has contributed $25,000 to the Company, and the Company in turn has purchased 100,000 Shares at a price of $0.25 per share as the Fund’s initial capital.  Therefore, until immediately subsequent to the first call for further capital contributions to the Fund, the Manager will be deemed to “control” the Fund through its control of the Company since it is the only shareholder as of the date of this Form 10.

(c)  Dividends

The Fund intends to distribute to its shareholders substantially all of its net investment income and net realized capital gains, if any, as determined for income tax purposes.  Applicable law, including provisions of the 1940 Act, may limit the amount of dividends and other distributions payable by the Fund.  Income dividends will generally be paid quarterly to the shareholders of record on the last day of each preceding calendar quarter end.  Substantially all of the Fund’s net capital gain (the excess of net long-term capital gain over net short-term capital loss) and net short-term capital gain, if any, will be distributed at least annually with the Fund’s final quarterly dividend distribution for the year.  The Fund also expects to make in-kind distributions to its shareholders of any warrants it receives in connection with loans and any securities acquired as a result of direct equity investments, although as a result of regulatory issues, under the 1940 Act, equity investments from time to time may be retained.

Until the fourth anniversary following the first closing of the offering of Interests by the Company, the Investment Manager will seek to reinvest the proceeds of matured, repaid or sold investments, net of required distributions to shareholders, principal payments on borrowings and expenses or other obligations of the Fund, in new loans or equity investments.  Beginning on the fourth anniversary of the Fund’s first closing, the Fund will also distribute to its shareholders all proceeds received from principal payments and sales of investments, net of reserves and expenses, principal repayments on the Fund’s borrowings, amounts required to fund financing commitments entered into before such fourth anniversary, and any amounts paid on exercise of warrants or to otherwise protect the value of existing investments (for example, follow on equity investments made pursuant to pay-to-play provisions or in a “down round” of equity to avoid dilution).  Distributions of such amounts are likely to cause annual distributions to exceed the earnings and profits of the Fund available for distribution, in which case such excess will be considered a tax free return of capital to a shareholder to the extent of such shareholder’s adjusted basis in his Shares, and then as capital gain.

ITEM 10.  RECENT SALES OF UNREGULATED SECURITIES

See Item 9(b).

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

GENERAL.  The Members will instruct the Company, pro rata in accordance with each Member’s percentage interest in the Company, as to how to vote the Shares held by the Company, as required by Section 12(d)(1)(E) of the 1940 Act.  All Shares will participate equally in dividends and distributions and in the proceeds of any liquidation.  Shares have no preference, conversion, exchange or cumulative voting rights.  The Fund has 10,000,000 Shares authorized.

Annual meetings will be held beginning in 2007 and special meetings may be called by the Chairman of the board of directors or President, a majority of the board of directors or Members holding at least 25% of the Interests in the Company.  The Fund anticipates soliciting proxies from Members for each annual meeting.  The Fund’s Articles of Incorporation can be amended by the affirmative vote of at least a majority of the Interests in the Company.

DISSOLUTION OF THE FUND.  Until the fourth anniversary following the first closing of the offering of Interests by the Company, the Fund will, subject to market conditions, invest the proceeds of repayment, prepayment or sale of its investments, net of any principal repayments on borrowings and expenses or other obligations of the Fund, in additional venture loans and equity investments.  Thereafter, the Fund will cease to make new investments in venture loans (other than amounts required to fund financing commitments entered into before such fourth anniversary) and equity investments and will distribute to investors the proceeds of repayment, prepayment or sale of its investments, net of (i) any principal repayments on borrowings, (ii) reserves, expenses or other obligations of the Fund, (iii) amounts paid on exercise of warrants or other convertible securities and (iv) any follow-on investment to an existing venture loan made to increase the likelihood of ultimate realization of the investment and determined by the board of directors to be in the best interests of the Fund, such as pay-to-play provisions and purchases of equity securities in “down rounds” to avoid dilution.

The Fund’s Articles of Incorporation provide that, on December 31, 2015, the Fund automatically will be dissolved without any action by shareholders.  From and after such dissolution, the Fund’s activities will be limited to the winding-up of its affairs, the liquidation of its remaining assets and the distribution of the net proceeds thereof to shareholders.  Although the Fund generally will not invest in any loan or lease with a maturity date later than December 31, 2015, it is possible that, due to a default by a borrower or a transaction restructuring due to a borrower’s financial difficulties, the Fund will not fully realize on a loan by the original maturity date.  Furthermore, the Fund may not be able to sell warrants it receives from borrowers, or the equity securities it receives upon exercise of such warrants, for a significant period of time due to legal or contractual restrictions on resale or the absence of a liquid secondary market.  As a result, the liquidation process might not be completed for a significant period after the Fund’s dissolution.  In addition, it is possible that, if certain of the Fund’s assets are not liquidated within a reasonable time after the Fund’s dissolution, the Fund may elect to make a distribution in kind of all or part of such assets to shareholders.  In such case, shareholders would bear any expenses attendant to the liquidation of such assets.

TRANSFERABILITY OF SHARES.  The offer and sale of the Shares will not be registered under the 1933 Act.  The offer and sale are exempt from such registration requirements as they do not constitute a public offering pursuant to Section 4(2) and Regulation D of the 1933 Act.

Because the Shares will be acquired by investors in transactions “not involving a public offering,” they will be “restricted securities” and may be required to be held indefinitely. Shares may not be sold, transferred, assigned, pledged or otherwise disposed of unless registered under applicable securities laws or specifically exempted from registration (in which case the shareholder will, at the option of the Fund, be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required). No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration of the transfer on the Fund’s books.  Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the Shares and to execute such other instruments or certifications as are reasonably required by the Fund.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The articles of incorporation of the Fund provide that the Fund may elect to indemnify directors and officers of the Fund to the maximum extent permitted by the laws of the State of Maryland, the state under which the Fund is incorporated.  Additionally, the Fund’s articles of incorporation provide that no officer or director of the Fund shall be liable to the Fund for money damages.

The corporation law of the State of Maryland permits a Maryland corporation to indemnify its directors in any proceeding against a director that relates to the director’s service as a director unless it is established that (i) the act or omission of the director that gave rise to the proceeding was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director actually received an improper benefit in money, property or services, or (iii) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.  The indemnification may be against judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) incurred by the director in connection with the proceeding.  Under Maryland law, the Fund may not advance expenses to a director brought by the director against the Fund except for a proceeding to enforce the director’s indemnification rights or unless the articles, bylaws or a resolution of the board of directors expressly provides otherwise.  To date the Fund has not elected to advance expenses to a director in such a case.  Under Maryland law, the Fund may not indemnify a director in respect of any proceeding in which a director is adjudged to have obtained an improper personal benefit whether or not involving action by the director in his or her official capacity.  Unless the Fund’s articles of incorporation say otherwise, Maryland law requires the Fund to indemnify a director for his or her reasonable expenses (including attorneys’ fees) if the director successfully defends against any proceeding that related to the director’s service as a director.  The Fund may advance expenses to a director in any proceeding that relates to the director’s service as a director if the director delivers to the Fund a written affirmation of the director’s good faith belief that director’s conduct would permit indemnification under Maryland law and the director agrees in writing to repay such advanced expenses if it is ultimately determined that the director’s conduct does not permit indemnification under Maryland law.

Under Maryland law, the Fund may indemnify an officer or agent of the Fund only against his or her expenses to the same extent that the Fund may indemnify a director.  Maryland law permits the Fund to purchase insurance for the benefit of the Fund’s directors, officers, and agents against any liability asserted against and incurred by any of them arising out of their capacity or position, whether or not the Fund is permitted by Maryland law to indemnify that person.

The Fund’s Bylaws provide that the Fund may purchase and maintain insurance on behalf of any person who is or was a director, officer or agent of the Fund against any liability asserted against that person and incurred by that person in or arising out of his or her position, whether or not the Fund would have the power to indemnify him or her against such liability; provided no such insurance so purchased will protect or purport to protect any officer or director against liabilities for willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Fund has not commenced business and has prepared no financial statements.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Fund has not commenced business and has prepared no financial statements.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)

Financial Statements - None

(b)

Exhibits - See Exhibit Index following signature page in this Registration Statement, which Exhibit Index is incorporated herein by reference.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VENTURE LENDING & LEASING V, INC.

Date:  October 11, 2006

By:

/s/ RONALD W. SWENSON

Ronald W. Swenson,

Chief Executive Officer & President

VENTURE LENDING & LEASING V, INC.

(the “Fund”)

EXHIBIT INDEX

TO

FORM 10 REGISTRATION STATEMENT

Exhibit	Description
3(i)	Articles of Incorporation of the Fund filed with the Maryland Secretary of State on August 18, 2006.
3(ii)	Bylaws of the Fund.
4.1	Form of Stock Purchase Agreement between the Fund and the Company.
10.1	Form of Custodian Agreement with Union Bank of California.
10.2	Form of Intercreditor Agreement between the Fund and VLL IV.
10.3	Form of Investment Management Agreement between the Fund and the Investment Manager.